Issuer Free Writing Prospectus

Filed by: Cypress Sharpridge Investments, Inc.

Pursuant to Rule 433 under the Securities Act of 1933

Relating to Preliminary Prospectus, Dated October 5, 2007

Registration No.: 333-142236

Dated October 17, 2007

CYPRESS SHARPRIDGE INVESTMENTS, INC.

On October 17, 2007, Cypress Sharpridge Investments, Inc. filed Amendment No. 7 to its Registration Statement on Form S-11 (File No. 333-142236) (the “Registration Statement”) to update certain disclosures that had been provided in its Preliminary Prospectus, dated October 5, 2007 (the “Preliminary Prospectus”). The following is a discussion of the information in the prospectus included in Amendment No. 7 to the Registration Statement that supplements or updates the disclosure in the Preliminary Prospectus. References to “we,” “us,” “our” and “our company” are used in the manner described in the Preliminary Prospectus.

To review our current registration statement and the Preliminary Prospectus, click the following link on the SEC Web site: http://www.sec.gov/Archives/edgar/data/1396446/000119312507220325/ds11a.htm (or if such address has changed, by reviewing our filings for the relevant date on the SEC Web site at www.sec.gov).

Our Central Index Key, or CIK, on the SEC Web site is 0001396446.

See “Risk Factors” beginning on page 20 of the Preliminary Prospectus for a discussion of risk factors relevant to an investment in our common stock.

Neither the Securities and Exchange Commission (the “SEC”) nor any other regulatory body has approved or disapproved of these securities or determined if this issuer free writing prospectus or the Preliminary Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

De-levering Our Portfolio By Selling Assets

As described in the Preliminary Prospectus, in response to the recent market dislocations in the mortgage sector and financing markets, we made a strategic decision after June 30, 2007 to reduce the leverage of our portfolio by selling certain of our assets and repaying amounts outstanding under our repurchase agreements that related to the assets we sold. As disclosed on pages 18, 60, 70, F-25 and F-45 of the Preliminary Prospectus, we realized losses of approximately $21.5 million as a result of de-levering our portfolio. We revised the disclosure on pages 8, 70, F-25 and F-45 to clarify that we realized these losses through sales of securities totalling approximately $1,784.4 million since June 30, 2007.

Our Portfolio as of August 31, 2007

On pages 81 through 83 of the Preliminary Prospectus, we described the assets in our portfolio as of June 30, 2007, including their face amount and fair value as of June 30, 2007. We have revised this disclosure on pages 81 through 82 to update this information as of August 31, 2007. The updated information is provided below.

As of August 31, 2007, our mortgage portfolio consisted of $512.3 million of Agency RMBS backed by monthly reset ARMs. Agency RMBS are whole-pool mortgage pass-through certificates guaranteed by Fannie Mae, Freddie Mac or Ginnie Mae. The underlying mortgages in these securities have prepayment penalties and coupon rates that reset monthly based on the twelve-month moving average of the one-year constant maturity Treasury rate. As of August 31, 2007, we also held $481.2 million of Agency RMBS backed by three- and five-year hybrid ARMs that have a fixed coupon for three or five years and then pay an adjustable coupon that resets annually. As of August 31, 2007, we also held $375.0 million of Agency RMBS backed by 30 year fixed coupon rate mortgages. We generally hedge the financing cost of our whole-pool mortgage pass-through certificates with interest rate swaps. The total notional amount of our interest rate swaps as of August 31, 2007 was $400.0 million. We also held $11.2 million of structured notes as of August 31, 2007, where the underlying collateral consisted of non-agency residential mortgages. Lastly, as of August 31, 2007, we held $26.8 million of CLO equity where the underlying collateral consisted of secured corporate debt. As of August 31, 2007, our cash and other reserves consisted of cash and government guaranteed MBS. See the section of the Preliminary Prospectus entitled “Summary—Recent Developments and Supplemental Summary Financial Information” for information regarding the negative impact of recent market dislocations on our portfolio, borrowing costs and liquidity.

The following table is our portfolio as of August 31, 2007:

	Face Amount	Fair Value
Fixed Income Securities - 100.00% (d)
Mortgage Pass-Throughs - 97.30 (d)
Fannie Mae Pools - 82.21% (d)
6%, due 11/25/2037	$300,000,000	$299,531,250
6%, due 11/1/2036 (a)	57,634,165	57,787,256
7.037%, due 3/1/2036 (a,b)	22,779,035	23,053,095
7.521%, due 3/1/2036 (b)	57,374,703	58,900,959
7.496%, due 4/1/2036 (a,b)	53,249,400	54,647,196
7.492%, due 6/1/2036 (a,b)	45,016,165	46,192,564
6.212%, due 6/1/2036 (a,b)	17,037,870	17,266,816
7.505%, due 7/1/2036 (a,b)	42,751,494	43,885,410
7.571%, due 9/1/2036 (a,b)	29,992,200	30,845,103
7.442%, due 9/1/2036 (a,b)	49,985,700	50,983,462
7.6%, due 11/1/2036 (a,b)	40,429,375	41,640,677
5.945%, due 11/1/2036 (a,b)	39,126,650	39,542,371
7.491%, due 10/1/2036 (a,b)	42,087,781	43,190,941
6.116%, due 10/1/2036 (a,b)	32,158,574	32,595,729
7.487%, due 12/1/2036 (a,b)	49,758,589	50,831,509
7.531%, due 12/1/2036 (a,b)	42,562,374	43,719,539
7.582%, due 12/1/2036 (a,b)	23,783,997	24,370,235
5.985%, due 12/1/2036 (a,b)	46,050,190	46,582,645
6%, due 5/1/2037 (a )	17,735,938	17,713,768
6.168%, due 5/1/2037 (a,b)	32,774,385	33,194,225
5.73%, due 4/1/2037 (a,b)	99,248,905	99,807,180

Total Fannie Mae Pools		1,156,281,930

Freddie Mac Pools - 15.09% (d)
6.059%, due 7/1/2036 (a,b)	51,242,014	51,714,401
5.816%, due 11/1/2036 (a,b)	61,188,483	61,494,426
5.943%, due 12/1/2036 (a,b)	91,125,642	91,780,608
6.02%, due 1/1/2036 (a,b)	7,165,400	7,220,865

Total Freddie Mac Pools		212,210,300

Total Mortgage Pass-Through (cost - $1,372,681,134)		$1,368,492,230

	Face Amount	Fair Value	Default Rate (f)	Rating (g)
Collateralized Loan Obligation Securities - 1.90% (d)
AMMC CLO V, LTD (c)	$2,249,000	$1,529,320	1.19%	—
AMMC CLO VII, LTD (c)	3,900,000	2,652,000	0.75%	—
ARES VIR CLO LTD (c)	3,775,000	2,793,500	0.00%	—
AVENUE CLO (c)	2,000,000	1,587,400	0.00%	—
BALLYROCK CLO 2006-2 LTD (c)	4,270,000	3,287,900	0.00%	—
CARLYLE HIGH YIELD PARTNERS VIII, LTD (c)	3,000,000	2,070,000	0.00%	—
EATON VANCE CDO IV LTD (c)	2,500,000	2,000,000	0.00%	—
FLAGSHIP CLO V (c)	3,750,000	2,925,000	0.26%	—
NAVIGARE CLO (c)	2,600,000	1,430,000	0.00%	—
PRIMUS CLO I, LTD (c)	$2,500,000	1,750,000	0.00%	—
START III CLO LTD (c)	3,000,000	2,880,000	0.00%	—
TRIMARAN CLO VII LTD (c)	2,000,000	1,860,000	0.00%	—

Total Collateralized Loan Obligation Securities (cost - $33,709,102)		$26,765,120

	Face Amount	Fair Value	Default Rate (f)	Rating (g)
Structured Notes - 0.80% (d)
RESIX 2006-B B10 (c)	$1,984,795	$1,761,148	NA	B
RESIX 2006-B B9 (c)	1,984,795	1,778,972	NA	B+
RESIX 2006-C B11 (c)	998,096	903,177	NA	B
RESIX 2007-A B11 (c)	4,485,296	3,629,053	NA	B
RESIX 2007-B B11 (c)	3,559,077	3,132,448	NA	B

Total Structured Notes (cost - $13,030,033)		11,204,798

Total Investment in Securities (cost - $1,419,420,269)		$1,406,462,148

Unrealized depreciation on Interest Rate Swap Contracts (Notional $400,000,000 (cost, $0)) - (0.28%) (d)		$(4,006,467)

Investment in Affiliate-
Sharpridge Capital Management, L.P. (e)		$—

LEGEND

(a)	Securities or a portion of the securities are pledged as collateral for securities sold under agreement to repurchase.
(b)	The coupon rate shown on floating or adjustable rate securities represents the rate at August 31, 2007.
(c)	Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may only be resold in transactions exempt from registration, normally to qualified institutional buyers. At August 31, 2007, the value of these securities amounted to $37,969,918, or 2.70% of total investments.
(d)	Percentage of total investments.
(e)	19% non-voting limited partnership interest, no value has been ascribed, no dividends received and no equity in profit or loss recorded in the period from inception to August 31, 2007.
(f)	Amounts provided by the issuers. An “NA” indicates the issuer has not provided a default rate.
(g)	Rated by Standard & Poor’s.

Sharpridge’s Assets Under Management

We disclosed on pages 2 and 84 of the Preliminary Prospectus that Sharpridge Capital Management, L.P., which we refer to as Sharpridge, had approximately $2.8 billion of assets under management, almost all of which consisted of our assets, as of June 30, 2007. We have revised this disclosure on pages 2 and 83 to update this information. As of August 31, 2007, Sharpridge had approximately $1.4 billion of assets under management, almost all of which consisted of our assets.

Underwriter Lock-Up

On page 155 of the Preliminary Prospectus we disclosed that Friedman, Billings, Ramsey Group, Inc., which beneficially holds a controlling interest in Friedman, Billings, Ramsey & Co., Inc., which is one of the underwriters of this offering, and one or more other affiliates of Friedman, Billings, Ramsey & Co., Inc. purchased 537,604 shares of our common stock in our December 2006 private offering. We added disclosure on page 154 to reflect that these entities have agreed that they will not sell, transfer, assign, pledge or hypothecate these 537,604 shares of common stock for a period of 180 days following the date of the final prospectus pursuant to Financial Industry Regulatory Authority, or FINRA, Rule 2710(g). They may, however, include these shares on a resale shelf registration statement during the lock-up period, but cannot sell their shares of our common stock until the lock-up period expires.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov or by clicking on the link above. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting Prospectus Department at Bear, Stearns & Co. Inc., 383 Madison Avenue, New York, NY toll-free (866) 803-9204.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW OR ELSEWHERE WITHIN THE EMAIL ARE NOT APPLICABLE TO THIS COMMUNICATION AND ARE NOT A PART OF THIS COMMUNICATION. AS A RESULT, THEY SHOULD BE DISREGARDED WHEN REVIEWING THIS COMMUNICATION OR CONSIDERING AN INVESTMENT IN THE COMMON STOCK OF CYPRESS SHARPRIDGE INVESTMENTS, INC. THESE DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA AN EMAIL SYSTEM.

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